SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM 6-K
                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
                the Securities Exchange Act of 1934

                    For the month of May, 2006

                   Commission File Number 1-10928

                   INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec,
                         Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                    No           X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 1, 2006
                          INTERTAPE POLYMER GROUP INC.


                          By:  /s/Andrew M. Archibald
                               Andrew M. Archibald, C.A., CFO
                               and Secretary

                                            NYSE SYMBOL: ITP
                                             TSX SYMBOL: ITP

   Intertape Polymer Group Inc. Announces Melbourne F. Yull
          To Retire At Upcoming Shareholders' Meeting

Montreal, Quebec and Bradenton, Florida - May 1, 2006 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) announces that Melbourne F. Yull has advised the Company of his intention to retire as CEO and Chairman of the Board at the Company's upcoming shareholders' meeting.

Melbourne F. Yull founded Intertape Polymer Group Inc. in 1981 and has been its Chairman and CEO since January 11, 1995, having been the President and a director of the Company prior thereto. Mel commented, "I am extremely proud of the success achieved by Intertape over the years, especially considering its humble beginnings in 1981. I credit this success to a solid team of talented and dedicated individuals who have been unstinting in their efforts. I leave with full confidence that the future of the Company and its continued growth is in excellent hands."

Thomas E. Costello, the Company's lead director commented, "the board would like to acknowledge Mel's outstanding accomplishments as the principal architect and builder of Intertape into a company that now employs over 3,000 persons with sales of over US$800 million. The remarkable success of the Company is a direct tribute to his leadership and his strong entrepreneurial skills. We will miss Mel but the board has accepted his decision in the knowledge that he leaves a flourishing and solid organization that will continue to further his vision."

The Board will retain a professional executive search firm to identify and assess both internal and external qualified candidates to serve as the Company's successor CEO. During the transition period, H. Dale McSween, the Company's
President of Engineered Coated Products Division, will act as interim CEO.

About Intertape Polymer Group
Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 3,000 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement
Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook. This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, adjusted EBITDA and free cash flow. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.


FOR INFORMATION CONTACT:     H. Dale McSween
                             Intertape Polymer Group Inc.
                             Tel.: 866-202-4713
                             E-mail:itp$info@itape.com
                             Web: www.intertapepolymer.com